CALEDONIA MINING CORPORATION

SUITE 1201

P O BOX 834

67 YONGE STREET, TORONTO,

SAXONWOLD 2132

ONTARIO, CANADA  M5E IJ8

SOUTH AFRICA

TEL 1 416 369 9835

TEL. 27 11 447 2499

FAX 1 416 369 0449

FAX. 27 11 447 2554

May 3, 2007

Mr. Karl Hiller

VIA EDGAR

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., U.S.A.

20549-7010

Dear Mr. Hiller:

Re:

Caledonia Mining Corporation (“Caledonia”)

Form 20-F for the Fiscal Year Ended December 31, 2005 (the “20F”)

Filed April 21, 2006

File No. 0-13345

This is in response to your letters to Caledonia dated December 12, 2006 and March 13, 2007.  Referring to the numbering of the Clauses in your letter dated December 12, 2006.

1.

You have raised in this Clause and in your letter dated March 13, 2007, the appropriateness of Caledonia including reserve figures in the 20F for the Barbrook Mine in South Africa.  We have supplied to you copies of two technical reports on the Barbrook property prepared by Caledonia’s independent geological consultants dated March 14, 2004 and March 31, 2005.  The reports have been filed on SEDAR and may be viewed on Caledonia’s website:  www.caledoniamining.com.  These reports independently confirm reserve figures for the Barbrook property.  We understand that, in view of the information in these Reports, you are withdrawing your suggestion that the 20F should be amended to delete the reserve figures.  We also understand that, under these circumstances, it will not be necessary for the Company to address impairment testing with respect to the Barbrook property or to obtain amended December 31, 2005 audited financial statements.

As Caledonia has resolved to not put either the Barbrook or Eersteling gold mines in South Africa back into production, and to instead sell them, the December 31, 2006 20F Annual Report (“New Annual Report”) which is nearing completion will not include any reserve figures for either of those properties.

2.

You asked for more detailed information with respect to Caledonia’s material mineral interests.  As to each of the material mineral interests referred to in the 20F:

(a)

Barbrook Gold Mine:  This property is 100% owned by Caledonia.  It is not subject to any underlying or third party agreements and is not subject to any royalties or encumbrances.  The property covers 2,286 hectares.  It is located in Mpumalanga Province, South Africa, south-east of Johannesburg, near the Swaziland border;

(b)

Eersteling Gold Mine:  This property is 100% owned by Caledonia.  It is not subject to any underlying or third party agreements. The property has an area of approximately 19,000 hectares and is located in northern South Africa, in Limpopo Province, approximately 300 kilometres north of Johannesburg.

(c)

Rooipoort Platinum Property:  Caledonia owns the Prospecting Rights to approximately 7,025 hectares.  Caledonia’s ownership is not subject to any underlying agreements or encumbrances except the payment of annual fees and ultimately, if commercial mining is started, royalties.  This property is also located in Limpopo Province, near Mokopane, approximately 270 kilometers north of Johannesburg, South Africa.

(d)

Nama Cobalt/Copper Property:  The Company owns a 100% interest in the Zambian Retention Licence which covers approximately 80,650 hectares in the Solwezi District, Northwestern Province, Zambia.  Caledonia’s ownership of the Retention Licence is not subject to any underlying agreements or encumbrances. Under Zambian mining laws a Retention Licence grants to the holder the right to prospect and do metallurgical test work.  Under Zambian law a Retention Licence is one of a number of mineral exploration licences available and is for a duration of three years, renewable for another single period of three years. Caledonia’s Retention Licence was granted to it in January, 2007 so would not have to be renewed until January, 2010.  However, Caledonia is presently preparing an application to convert the Retention Licence to a Mining Licence.

(e)

Goedgevonden Diamond Project Property:

Caledonia owns the Prospecting Rights to 737 hectares.  A Prospecting Right has been granted over a further 3,989 hectares but the signing of the registration has been deferred until Caledonia’s Black Economic Empowerment status has been settled.  The property is located in the North Western Province approximately 120 kilometers southwest of Johannesburg, South Africa.

(f)

Kadola, Zambia:  The Kadola Base Metal/Gold Exploration Licence expired in April 2006.  A renewal application has been lodged with the Zambian Mines Department and is waiting for ministerial consent for a renewal as a Large Scale Prospecting Licence over 301,464 hectares in the Copperbelt Province of Zambia.  The new Licence, if and when it is received, will not be subject to any underlying agreements.

(g)

Mulonga Plains Property:  Caledonia owns a 40% interest in this property, which is held by a Large Scale Prospecting Licence  for diamonds and base metals from the Government of Zambia.  The Licence was renewed in 2007.  It covers approximately 2,544,900 hectares.   The 60% owner is Motapa Diamonds Inc.  The ownership is subject to a Joint Venture Agreement pursuant to which Motapa Diamonds Inc. must pay 100% of the costs of work done on the property.  If it funds work and operations on the property to the completion of a feasibility study Caledonia’s interest will be reduced to a 25% participating interest and it will then have to fund its 25% share of maintaining the property and of putting the property into production as a producing diamond mine.  This property is located in Western Zambia between the Angola border and the Zambesi River.

(h)

Kikerk Lake Diamond Property:  This property consists of five mineral leases under application to the Government of Nunavut Territory, Canada, covering 5,225.5 hectares.  Caledonia owns a 17.5% interest in the property, which is the subject of a Joint Venture Agreement with Ashton Mining of Canada Inc.  Under the Joint Venture Agreement Ashton is the Operator and supplies 100% of the funding for work carried on on the property.  Ashton can reduce Caledonia’s interest to 10.5% if it funds Caledonia’s share of costs on the work through to the completion of a mining feasibility study.  Thereafter, Caledonia would be responsible to fund its 10.5% share of the costs of maintaining the property and putting it into production.

3.

In the New Annual Report we are including maps showing the locations of the above-described properties.

4.

In the New Annual Report resources figures are being presented with respect to Caledonia’s Nama property and the Blanket Mine located in Zimbabwe which Caledonia purchased in mid-2006.  The resource estimates are being presented in separate tables in the text of the new Annual Report and the Cautionary Notes you asked for are included.

In response to the request expressed in your December 12, 2006 letter, we confirm that the writer is authorized to acknowledge that:

(a)

Caledonia is responsible for the adequacy and accuracy of the disclosures that it makes in its filings with your office;

(b)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing involved;  and

(c)

Caledonia may not assert staff comments as a defence in any proceedings initiated by the Commission  or by any person under the Federal securities laws of the United States.

We trust that this adequately provides you with the information and comments requested in your letters.

Yours truly,

CALEDONIA MINING CORPORATION

“Carl R. Jonsson”

Per:

Carl R. Jonsson, Secretary

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